SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7*)

Rohm & Haas
------------------------------------------
(Name of Issuer)

Common Stock
------------------------------------------
(Title of Class of Securities)

775371107
------------------------------------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

1. Name of Reporting Person(s)   CoreStates
                                 Financial Corp

   SSN or IRS Identification
   No (s) of Above Person(s)       23-1899716

2. Check the Appropriate Box
   If a Member of a Group
   (See Instructions)              [ X ]

3. SEC Use Only

4. Citizenship or Place of
   Organization                    Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person with

    5. Sole Voting Power               65,432

    6. Shared Voting Power             21,144

    7. Sole Dispositive Power          12,754

    8. Shared Dispositive Power     9,205,924

9.  Aggregate Amount Beneficially
    Owned by Each Reporting Person  9,249,956


10. Check if the Aggregate Amount
    in Row 9 Excludes Certain Shares
    (See Instructions)

11. Percent of Class Represented by
    Amount in Row 9                   14.4592%

12. Type of Reporting Person(s)
    (See Instructions)                HC-BK


Item 1.

 (a) Name of Issuer         Rohm & Haas

 (b) Address of Issuer's Principal Executive Offices

                            Independence Mall West
                            Philadelphia,
Pennsylvania 19105

Item 2.

 (a) Name of Person Filing: CoreStates Financial Corp.

 (b) Address of Principal Business Office or, if none, Residence
                            Broad & Chestnut Streets
                            Philadelphia

 (c) Citizenship            Pennsylvania

 (d) Title of Class of Securities

 (e) CUSIP Number           775371107


Item 3.  If this Statement is filed pursuant to
         Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

 (a) [ ] Broker or dealer registered under Section 15 of the Act.

 (b) [ ] Bank as defined in Section 3(a)(6) of the
         Act.

 (c) [ ] Insurance Company as defined in Section
         3(a)(19) of the Act.

 (d) [ ] Investment Company registered under
         Section 8 of the Investment Company Act.

 (e) [ ] Investment Adviser registered under
         Section 203 of the Investment Advisers
         Act of 1940.

 (f) [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income
         Securities Act of 1974, or Endowment Fund.

 (g) [X] Parent Holding Company, in accordance with
         Section 240.13-1(b) (1) (ii) (H).

 (h) [ ] Group, in accordance with Section
         240.13d-1(b) (1) (ii) (H).

Item 4.  Ownership

      As of December 31, 1996, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank, N.A., beneficially owned the following amounts and percentages of securities of the above named issuer:

      (a) Amount Beneficially Owned      9,249,956

      (b) Percent of Class                 14.4592%

      (c) Number of Shares as to which such person has the:

         (i)  sole power to vote or to
              direct the vote               65,432

        (ii)  shared power to vote or to
              direct the vote               21,144

        (iii) sole power to dispose or to
              direct the
              disposition of                12,754

        (iv)  shared power to dispose or
              to direct
              the disposition of          9,205,924

Item 5.  Ownership of Five Percent or
         Less of a Class                    N/A

Item 6.  Ownership of More then Five
         Percent on Behalf of
         Another Person

          CoreStates Bank, N.A. and New Jersey
          National Bank hold the options reported
          above under various trust and custodial
          arrangements.

Item 7.  Identification and Classification of the
         Subsidiary which Acquired the Security
         Being Reported on By the Parent Holding
         Company

          CoreStates Bank, N.A., a bank as
          defined in Section 3(a) (6) of the Act.

Item 8.   Identification and Classification
          of Members of the Group            N/A

Item 9.   Notice of Dissolution of Group     N/A

Item 10.  Certification

     By Signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of participant in any transaction have such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Date: February 06, 1997


     Dennis Haynes, Compliance Manager - VP